Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

     This Amendment No. 1 to Annual Report on Form 10-K/A includes the accountant’s report previously issued by Arthur Andersen LLP which has ceased operations. The reprinting of the accountant’s report is not equivalent to a current reissuance of that report as would be required if Arthur Andersen was still operating. Because Arthur Andersen has not consented to the inclusion of the accountant’s report in this Annual Report, it may be more difficult for you to seek remedies against Arthur Andersen and your ability to seek relief against Arthur Andersen may be limited.